EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Six months ended
	1999	2000	2001	2002	2003	June 30, 2004

Fixed Charges and Preferred
Stock Dividends:

Interest	$ 131	$ 119	$ 96	$ 83	$ 78	$ 37

Interest portion of annual rentals	5	3	3	4	3	1

Total fixed charges	136	122	99	87	81	38

Preferred stock dividends (1)	10	13	11	9	9	4

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 146	$ 135	$ 110	$ 96	$ 90	$ 42

Earnings:

Pretax income from continuing operations	$ 325	$ 295	$ 324	$ 300	$ 488	$ 155

Total fixed charges (from above)	136	122	99	87	81	38

Less: interest capitalized	1	3	1	1	1	-

Total earnings for purpose of ratio	$ 460	$ 414	$ 422	$ 386	$ 568	$ 193

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.15	3.07	3.84	4.02	6.31	4.60

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods